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                              June 21, 2023

       Juan Fernandez Pascual
       Chief Executive Officer, Secretary and Director
       Aimei Health Technology Co., Ltd.
       10 East 53rd Street, Suite 3001
       New York, NY 10022

                                                        Re: Aimei Health
Technology Co., Ltd.
                                                            Registration
Statement on Form S-1
                                                            Filed May 26, 2023
                                                            File No. 333-272230

       Dear Juan Fernandez Pascual:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed May 26, 2023

       Cover Page

   1.                                                   Provide prominent
disclosure about the legal and operational risks associated with a majority of your
directors and officers based in or having significant ties to China. Your disclosure should make
clear whether these risks could result in a material change in your search for a target
company and/or the value of the securities you are registering for sale.
                                                        Your disclosure should
address how recent statements and regulatory actions by China   s
                                                        government, such as
those related to the use of variable interest entities and data security or antimonopoly
concerns, have or may impact the company   s ability to conduct its
                                                        business, accept
foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location
of your auditor   s headquarters and whether and how the Holding
                                                        Foreign Companies
Accountable Act, as amended by the Consolidated Appropriations
 Juan Fernandez Pascual
FirstName  LastNameJuan
Aimei Health  Technology Fernandez
                         Co., Ltd. Pascual
Comapany
June       NameAimei Health Technology Co., Ltd.
     21, 2023
June 21,
Page 2 2023 Page 2
FirstName LastName
         Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Prospectus Summary, page 1

2. In your summary of risk factors, disclose the risks that the majority of your directors and officers being based in or having significant ties to China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
3. Disclose each permission or approval that you or your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Risk Factors, page 18

4.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your directors    and officers    search for a target company, please
revise to highlight
         separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search and/or the value of the securities you are registering.
5. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
6. Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction
         Act in August 2022. If applicable, include in your disclosure that the excise tax could
 Juan Fernandez Pascual
FirstName  LastNameJuan
Aimei Health  Technology Fernandez
                         Co., Ltd. Pascual
Comapany
June       NameAimei Health Technology Co., Ltd.
     21, 2023
June 21,
Page 3 2023 Page 3
FirstName LastName
         reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:
             liquidations that are not implemented to fall within the meaning
of    complete
             liquidation    in Section 331 of the Internal Revenue Code,
             extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and
             de-SPACs, depending on the structure of the de-SPAC transaction.

         Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
If we seek shareholder approval of our business combination., page 22

7. We note disclosure that your sponsor, directors, officers and their affiliates may purchase shares in the open market from public shareholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and
         Schedules Compliance and Disclosure Interpretation 166.01 for guidance.
Capitalization, page 52

8. We note that you present the private warrants as equity in your capitalization table. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure on page 86 that "If the private warrants are held by holders other than the initial shareholders or their permitted transferees, the private warrants will be redeemable by us for cash and exercisable by the holders on the same basis as the warrants included in the units being sold in this offering."
Certain Relationships and Related Party Transactions, page 81

9. Please revise to explain how Arc Group Limited is a related party. Enforcement of civil liabilities, page 90

10. Please expand your enforcement of civil liability section to include disclosure related to civil liabilities due to certain directors and officers having significant ties to China or
         Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of
 Juan Fernandez Pascual
FirstName  LastNameJuan
Aimei Health  Technology Fernandez
                         Co., Ltd. Pascual
Comapany
June       NameAimei Health Technology Co., Ltd.
     21, 2023
June 21,
Page 4 2023 Page 4
FirstName LastName
         reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and director located in China or Hong
         Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.
General

11. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
12. Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.
13. Please revise to disclose in the introduction to your Business section that having a majority of your executive officers and/or directors have significant ties to China may make you a less attractive partner to a non China-based target company, which may therefore limit the pool of acquisition candidates.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Juan Fernandez Pascual
Aimei Health Technology Co., Ltd.
June 21, 2023
Page 5

       You may contact Mark Rakip at 202-551-3573 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.




                                                         Sincerely,
FirstName LastNameJuan Fernandez Pascual
                                                         Division of
Corporation Finance
Comapany NameAimei Health Technology Co., Ltd.
                                                         Office of Real Estate
& Construction
June 21, 2023 Page 5
cc:       Andrei Sirabionian
FirstName LastName